Mail Stop 4561

March 30, 2009

Mr. Jack Williams
Chief Financial Officer and Vice President – Finance
Pismo Coast Village, Inc.
165 S. Dolliver Street
Pismo Coast, CA 93449

> **Re:** **Pismo Coast Village, Inc.**
> **Form 10-K for fiscal year ended September 30, 2008**
> **Filed December 22, 2008**
> **File No. 0-8463**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended September 30, 2008

General

1.   We note that two of your directors resigned in 2008 and that new directors were appointed to fill the resulting vacancies. In addition, it appears that you may have entered into at least one material contract in the last two fiscal years. It does not appear you have filed a Form 8-K for these events. Please file any required reports immediately or explain to us why you believe you are not required to file such reports. Please refer to Items 1.01 and 5.02 of Form 8-K.

2.   Please confirm that your future filings will be updated to include the current address of our public reference room and include page numbers.

3.   Please tell us why your board of directors has not determined that one of your audit committee members qualifies as an audit committee financial expert as required by Item 407(d)(5)(i)(C) of Regulation S-K.

Item 5. Market for Common Equity and Related Stockholder Matters

4.   We note you have listed the high and low closing sale prices for each of the four quarters in fiscal 2007 and fiscal 2008, which appears to be based on one transaction on September 30, 2008. As no established public trading market exists, please remove such tables in future filings as it is not appropriate under Item 201 of Regulation S-K.

Item 6. Management's Discussion and Analysis or Plan of Operation

5.   In future filings, please include an overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results, including how the current economic climate has affected and may affect your results of operations and financial condition. You should discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For example, we note in your Form 10-Q for the fiscal quarter ended on December 31, 2008 that you anticipate slight to moderate growth in income from your resort and retail operations. Please provide the basis for such statements in light of the current economic environment. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

6.   Please revise to eliminate the references to Section 21E of the Exchange Act as the safe harbors contained in those sections do not apply to statements made relating to the business and operations of a company where there is no market for the company's stock.

Item 7. Financial Statements

Notes to Financial Statements

Note 4 – Note Payable

7.   Given your current disclosures regarding your monthly payment amounts on the two notes payable outstanding as of December 31, 2008, please tell us how you determined the specific amounts disclosed in your debt maturity table.

Item 13. Exhibits

8.   We note you have not filed as exhibits a number of agreements that appear to be required under Item 601 of Regulation S-K. For example:

   •   It is unclear why you have not filed the employment agreement with Mr. Jerald Pettibone; and

   •   It does not appear you have filed all of the material contracts you have entered into during the last two fiscal years. For example, we note your purchase on May 9, 2008 of 19.55 acres of land at a purchase price of $3.1 million, which appears to exceed fifteen percent of your total assets.

        Please file all required agreements or provide us with a detailed legal analysis as to why you believe such agreements are not required to be filed.

9.   It does not appear your Code of Ethics, which your Exhibit Index indicates may be found on page 36, has been included within the body of your annual report on Form 10-KSB. Please make available a copy of your Code of Ethics by one of the means set forth in Item 406(c) of Regulation S-K.

Signatures

10.   You must indicate below the second paragraph required on the signature page who is signing in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer. For example, we note you do not have a controller or principal accounting officer signing this report. Please tell us how you intend to satisfy this requirement.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at 202.551.3404 or Jay Mumford, Attorney-Advisor, at 202.551.3637 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief